UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2008

Commission File Number: 001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                      .

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is the Notice of Annual Meeting and Proxy Statement of OceanFreight Inc.

EXHIBIT 1

                        May 2, 2008

TO THE SHAREHOLDERS OF
OCEANFREIGHT INC.

Enclosed is a Notice of the 2008 Annual Meeting of Shareholders (the “Meeting”) of OceanFreight Inc. (the “Company”) which will be held at the Company’s offices located at 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece on June 2, 2008 at 11:00 a.m. local time, and related materials.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1	To elect one Class A Director to serve until the 2011 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas), Certified Auditors Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2008 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote at the Meeting.  Adoption of Proposal Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours, Anthony Kandylidis Chief Executive Officer, President, interim Chief Financial Officer, and Director

OCEANFREIGHT INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 2, 2008

NOTICE IS HEREBY given that the Annual Meeting of Shareholders of OceanFreight Inc. (the “Company”) will be held at the Company’s offices located at 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece on June 2, 2008 at 11:00 a.m. local time, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1	To elect one Class A Director to serve until the 2011 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas), Certified Auditors Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2008 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on April 23, 2008 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the annual meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS Stefanos Delatolas Secretary
May 2, 2008 Majuro, Marshall Islands

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 2, 2008
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of OceanFreight Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held on June 2, 2008 at the Company’s offices located at 80 Kifissias Avenue, GR 151 25 Marousi, Athens, Greece at 11:00 a.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about May 2, 2008.

VOTING RIGHTS AND OUTSTANDING SHARES

On April 23, 2008 (the “Record Date”), the Company had outstanding 12,459,343 shares of Class A common stock, par value $0.01 per share (the “Common Shares”) and 2,085,150 shares of subordinated Class B common stock, par value $0.01 per share (the “Subordinated Shares”).  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share and each Subordinated Share then held.  Common Shares and Subordinated Shares shall vote together as a single class.  One or more shareholders representing at least a majority of the shares issued and outstanding shall be a quorum for the purposes of the Meeting.  The Common Shares and Subordinated Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are quoted on The Nasdaq Global Market under the symbol “OCNF.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has five directors on the board of directors, which is divided into three classes.  As provided in the Company’s Articles of Incorporation, after the initial term, each director is elected to serve for a three year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of our Class A Director expires at the Meeting.  Accordingly, the board of directors has nominated Professor John Liveris, who is a Class A Director, for election as director whose term would expire at the Company’s 2011 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee.  It is expected that such nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for director of the Company is set forth below:

Name	Age	Position
Professor John Liveris	55	Chairman and Class A Director
Certain biographical information about Professor John Liveris is set forth below.

Professor John Liveris has served on our board of directors since April 2007.  Professor Liveris is a consultant in the technology and defense industries based in Athens, Greece.  His most recent affiliations include ContourGlobal LLC, Scientific Games Corporation, Hellenic Telecommunications Organization (OTE), Motorola, EADS Eurofighter, the Monitor Company and Northrop Grumman Corporation.  Prior to his current activities, Professor Liveris was, until 1999, the Group Senior Advisor at Intracom, the leading Greek telecommunications and electronics manufacturer where he was responsible for developing thrusts into new markets, including the establishment of a Defense division, and new technologies, for revamping Intracom’s image and for all relations with the multi-lateral funding institutions.  Mr. Liveris studied Mechanical Engineering at Tufts University in Boston, Massachusetts.  He did his graduate and doctoral studies in Engineering Management at the George Washington University in Washington, DC.  There he taught from 1979 to 1996, attaining Professorial rank.  Prof. Liveris has had a twenty-year professional experience in Washington, DC in various Greek government and private sector managerial and consulting positions.  He has also had an extensive career as a journalist.

Audit Committee.  The Company’s board of directors has established an Audit Committee, consisting of three members, which is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s outside auditors.  The Audit Committee currently consists of Messrs. Souras, Liveris and Kerames.

Compensation Committee.  The Company’s board of directors has established a Compensation Committee, consisting of three members, which is responsible for reviewing the Company’s compensation of executive officers and providing such other guidance with respect to compensation matters as the Committee deems appropriate.  The Compensation Committee currently consists of Messrs. Souras, Liveris and Kerames.

Nominating and Corporate Governance Committee.  The Company’s board of directors has established a Nominating and Corporate Governance Committee, consisting of three members, which is responsible for identifying, evaluating and recommending individuals to the Board for selection as director nominees, as well as advising the board with regard to corporate governance practices.  The Nominating Committee currently consists of Messrs. Souras, Liveris and Kerames.

Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for approval at the Meeting the selection of Ernst & Young (Hellas), Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2008.

Ernst & Young (Hellas), Certified Auditors Accountants S.A., has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the shares of stock represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS), CERTIFIED AUDITORS ACCOUNTANTS S.A., AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2008.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS
Stefanos Delatolas Secretary
May 2, 2008 Majuro, Marshall Islands

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC. (Registrant)
Dated: May 5, 2008	By:	/s/ Anthony Kandylidis
Anthony Kandylidis Chief Executive Officer, President and interim Chief Financial Officer
25754 0002 880403